Sonoco Products Company (SON)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Sonoco Shareholder since 2018

Please Vote For Proposal 5 – Special Shareholder Meeting Improvement

We gave 70% support for this same proposal topic at the 2020 Sonoco annual meeting. Management then watered down what we voted for. Instead of the 10% we voted for management upped it to 15% and then put in a poison pill that all shares not owned for less than one continuous year were excluded.

Although it theoretically takes 15% of shares to call for a special shareholder meeting, this translates into close to 20% of the Sonoco shares that typically vote at the annual meeting. It would be hopeless to expect that the shares that do not have time to vote at the annual meeting would take the detailed procedural steps to call for a special shareholder meeting.

And the shareholders who own 20% of our voting stock could determine that they own 40% of our voting stock when the length of stock ownership is factored out. Thus our raw 15% stock ownership requirement to call a special shareholder meeting can translate into a 40% stock ownership requirement.

Plus we have no right to act by written consent.

Do not be mislead by the management statement next to this proposal which completely overlooks the fact that there is an embargo against all shares owned for less that a continuous full year. A one-year embargo is diametrically opposed to the concept of holing a special shareholder meeting which implies urgency. How can there be any urgency if shareholders are forced to sit on their shares for one-year?

Please also consider whether a vote against the Chair of the Governance Committee, Mr. James Micali, is warranted. Mr. Micali, as Chair of the Governance Committee, appears to be ultimately responsible for Sonoco scheduling an in-person only annual meeting. By doing so Mr. Micali may be responsible for exposing the brain trust of our board of directors to Covid risk. Sonoco has 9 directors beyond age 60 including 2 directors beyond age 74. Covid risk dramatically increases with age.

The solution would be to excuse the directors from the annual meeting which raises the question of why force shareholders to attend an annual meeting in-person when the majority of the directors are absent. Ironically Mr. Micali, at age 74, may be the most at risk director if he attends the in-person only annual meeting. And if Mr. Micali does not attend the in-person annual meeting he may not even have remote access to it.

This is all the more egregious because management had the option of a combined online and in-person annual meeting.

Please Vote For Proposal 5 – Special Shareholder Meeting Improvement

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.